Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

The following information should be read in conjunction with the Company’s audited consolidated financial statements for the year ended June 30, 2011 and the related notes, which are prepared in accordance with Canadian generally accepted accounting principles.  This Management’s Discussion and Analysis (“MD&A”) provides a review of the performance of the Company for the year ended June 30, 2011 as compared to the year ended June 30, 2010. Material differences between Canadian and U.S generally accepted accounting principles are described in note 18 to the consolidated financial statements for the year ended June 30, 2011. This MD&A includes financial information derived from the annual audited consolidated financial statements.  This review was performed by management with information available as of September 9, 2011.

Where “we”, “us”, “our”, “Transition” or the “Company” is used, it is referring to Transition Therapeutics Inc. and its wholly-owned subsidiaries, unless otherwise indicated.  All amounts are in Canadian dollars, unless otherwise indicated.

Additional information relating to the Company, including the Company’s most recently filed Annual Information Form, can be found on SEDAR at www.sedar.com.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This MD&A contains certain forward-looking statements within the meaning of applicable securities laws. Forward-looking information typically contains statements with words such as “anticipate”, “believe”, “expect”, “plan”, “estimate”, “intend”, “may” or similar words suggesting future outcomes. Forward-looking statements in this MD&A include, but are not limited to statements with respect to: the clinical study phases of each of the Company’s product candidates which the Company expects to complete in fiscal 2012, the ability of the Company’s’s business model to maximize shareholder returns, the potential for ELND005 (AZD-103) to slow the progression of Alzheimer’s disease and improve symptoms, the timing and manner of future clinical development of ELND005 (AZD-103) performed by Elan, the global population size of those affected by Alzheimer’s disease; the demand for a product that can slow or reverse the progression of Alzheimer’s disease, the potential clinical benefit of  the anti-inflammatory compounds TT-301 and TT-302, the intention of the Company to seek a partnership for the development of TT-301 and TT-302, the development of TT-401 and the series of preclinical compounds in-licensed from Eli Lilly and Company (“Lilly”)  and their potential benefit in type 2 diabetes patients,  the engagement of third party manufacturers to produce the Company’s drug substances and products, the intention of the Company to make collaborative arrangements for the marketing and distribution of its products, the impact of human capital on the growth and success of the Company and the Company’s dividend policy.This forward-looking information is subject to various risks and uncertainties, including those discussed below, that could cause actual results and experience to differ materially from the anticipated results or other expectations expressed.  Readers are cautioned not to place undue reliance on this forward-looking information, which is provided as of the date of this MD&A unless otherwise stated, and the Company will not undertake any obligation to publicly update or revise any forward-looking information, whether as a result of new information, future events, or otherwise, except as required by securities laws.

Some of the assumptions, risks and factors which could cause future outcomes to differ materially from those set forth in the forward-looking information include, but are not limited to: (i) the assumption that the Company will be able to obtain sufficient and suitable financing to support operations, clinical trials and commercialization of products, (ii) the risk that the Company  may not be able to capitalize on partnering and acquisition opportunities, (iii) the assumption that the Company will obtain favourable clinical trial results in the expected timeframe, (iv) the assumption that the Company will be able to adequately protect proprietary information and technology from competitors, (v) the risks relating to the uncertainties of the regulatory approval process, (vi) the impact of competitive products and pricing and the assumption that the Company will be able to compete in the targeted markets, and (vii) the risk that the Company may be unable to retain key personnel or maintain third party relationships, including relationships with key collaborators.

By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections or other forward-looking statements will not occur.  Prospective investors should carefully consider the information contained under the heading “RISKS AND UNCERTAINTIES” in this MD&A and all other information included in or incorporated by reference in this AIF before making investment decisions with regard to the securities of the Company.

OVERVIEW

Transition is a product-focused biopharmaceutical company, developing novel therapeutics for disease indications with large markets. The Company’s lead product is ELND005 (AZD-103) for the treatment of Alzheimer’s disease.  Transition also has an emerging pipeline of innovative preclinical and clinical drug candidates targeting anti-inflammatory and metabolic indications.   TT-301 and TT-302 are small molecule anti-inflammatory compounds that have demonstrated efficacy in preclinical models of rheumatoid arthritis, Alzheimer’s disease, intracerebral hemorrhage (“ICH”) and traumatic brain injury (“TBI”).  Transition has also in-licensed a series of preclinical compounds (TT401/402) from Eli Lilly and Company in the area of diabetes.

During fiscal 2011 and up to the date of this MD&A, the Company announced the following:

ELND005 (AZD-103) – Alzheimer’s Disease:

•
On July 15, 2011, Transition announced that ELND005 (AZD-103)Phase 2 clinical trial data would be presented at the International Conference of Alzheimer's Disease (ICAD) meeting on July 18, 2011. Elan and Transition intend to share further detail regarding the Phase 2 data in a peer-reviewed publication.

•
On December 27, 2010, Elan and Transition announced the mutual agreement to modify their collaboration agreement for the development and commercialization of ELND005 (AZD-103), resulting in a payment to the Company of US$9 million which was received in January, 2011.  Under the terms of the modification, in lieu of the contractually required initiation of Phase III milestone payment of US$15 million, Transition received from Elan a payment of US$9 million and will be eligible to receive a US$11 million payment upon the commencement of the next ELND005 (AZD-103) clinical trial.  As per the terms of the original agreement, Transition is also eligible to receive up to an aggregate of US$93 million in additional regulatory and commercial launch related milestone payments plus tiered royalties ranging from 8% to 15% based on net sales of ELND005 (AZD-103) should the drug receive the necessary regulatory approvals for commercialization;

•
On August 9, 2010, Elan and Transition announced topline summary results of a Phase II study and plans for Phase III for ELND005 (AZD-103). The study did not achieve significance on co-primary outcome measures (NTB and ADCS-ADL) in mild to moderate patients however; the study did identify a dose with acceptable safety and tolerability. This dose demonstrated a biological effect on amyloid-beta protein in the cerebrospinal fluid and effects on clinical endpoints in an exploratory analysis. Based on the preponderance of evidence, and input from the experts in this field, the companies intend to advance ELND005 (AZD-103) into Phase III studies.

TT-223 – Diabetes:

•
On September 17, 2010, Transition announced the clinical study of TT-223 in combination with a GLP-1 analogue did not meet study efficacy endpoints. Given these findings, there will be no further development of TT-223.

STRATEGIC COLLABORATIONS

Elan Pharma International Limited

In September 2006, Transition announced a global collaboration with Elan to develop and commercialize ELND005 (AZD-103).  Under the terms of the agreement, Transition has received an up-front payment of US$15 million in two separate tranches.  On December 21, 2007, the Company and Elan jointly announced that the first patient had been dosed in the Phase II clinical study of ELND005 (AZD-103). As a result, the Company received a US$5 million milestone payment, which was triggered by the initiation of the Phase II clinical trial.

Under the terms of the agreement, the Company received up-front payments of US$15 million: US$7.5 million in calendar 2006 and the remaining US$7.5 million in calendar 2007. In addition, the Company was eligible to receive milestone payments of up to US$185 million of which US$5 million was received during fiscal 2008.

On December 27, 2010, Transition and Elan mutually agreed to modify their collaboration agreement for the development and commercialization of ELND005 (AZD-103).  Under the terms of the modification, in lieu of the contractually required initiation of Phase III milestone payment of US$15 million, Transition received from Elan a payment of US$9 million and will be eligible to receive a US$11 million payment upon the commencement of the next ELND005 (AZD-103) clinical trial.  As per the terms of the original agreement, Transition is also eligible to receive up to an aggregate of US$93 million in additional regulatory and commercial launch related milestone payments plus tiered royalties ranging from 8% to 15% based on net sales of ELND005 (AZD-103) should the drug receive the necessary regulatory approvals for commercialization.  The Company has recorded $8,951,400 (US$9,000,000) as revenue during the three-month period ended December 31, 2010. The payment of US$9 million was received in January, 2011.

As the agreement is now a royalty arrangement, Transition is no longer obligated to fund the development or commercialization of ELND005 (AZD-103) and has relinquished its 30% ownership of ELND005 (AZD-103) to Elan.  Accordingly, during the three-month period ended December 31, 2010, the Company has recognized the previously deferred amount of $20,719,750 (US$20,000,000) as revenue which represents the total of up-front and milestone payments received from Elan since the initiation of the agreement.

Eli Lilly and Company

On March 3, 2010, Transition and Eli Lilly and Company (“Lilly”) entered into a licensing and collaboration agreement granting Transition the rights to a series of preclinical compounds in the area of diabetes.  Under the licensing and collaboration agreement, Transition will receive exclusive worldwide rights to develop and potentially commercialize a class of compounds that, in preclinical models, showed potential to provide glycemic control and other beneficial effects including weight loss.

Under the terms of the agreement, Lilly received an up-front payment of US$1 million and will retain the option to reacquire the rights to the compounds at a later date.  Lilly will retain this option up until the end of Phase II.  If Lilly exercises these rights, Transition would be eligible to receive milestone payments up to US$250 million and up to low double digit royalties on sales of products containing such compounds should such products be successfully commercialized.  If Lilly does not exercise these rights, Lilly would be eligible for low single digit royalties from Transition on sales of products containing such compounds should such products be successfully commercialized.

The up-front payment of $1,055,900 (US$1 million) has been capitalized as a license acquired from Lilly and will be amortized over 20 years which represents the estimated remaining life of the underlying compounds and patents.

With respect to the gastrin program, in September 2010, Transition announced the clinical study of TT-223 in combination with a GLP-1 analogue did not meet study efficacy endpoints.  Given these findings, there will be no further development of TT-223.  However, the next generation diabetes compounds that Transition has in-licensed from Lilly (TT401/402), as announced on March 3, 2010, act through a distinctly different mechanism of action from gastrin based therapies.  The companies continue to work diligently on this program and the licensing arrangement is unaffected by the TT-223 clinical study results.

PROGRAMS

Transition is focused on developing innovative therapies in several distinct areas of opportunity.  Transition’s vision is to build a company that has a strong foundation for growth based on multiple technologies and product opportunities, which reduces risk and enhances return.  The Company’s technologies are as follows:

ELND005 (AZD-103) for Alzheimer’s Disease

Alzheimer’s disease is a progressive brain disorder that gradually destroys a person’s memory and ability to learn, reason, make judgments, communicate and carry out daily activities.  As Alzheimer’s disease progresses, individuals may also experience changes in personality and behavior, such as anxiety, suspiciousness or agitation, as well as delusions or hallucinations. In late stages of the disease, individuals need help with dressing, personal hygiene, eating and other basic functions.  People with Alzheimer’s disease die an average of eight years after first experiencing symptoms, but the duration of the disease can vary from three to 20 years.

The disease mainly affects individuals over the age 65 and it is estimated over 18 million people are suffering from Alzheimer’s disease worldwide. The likelihood of developing late-onset Alzheimer’s approximately doubles every five years after age 65. By age 85, the risk reaches nearly 50 percent.  In the U.S., Alzheimer’s disease is the sixth leading cause of death and current direct/indirect costs of caring for an estimated 5.4 million Alzheimer’s disease patients are at least US$100 billion annually.

Current FDA approved Alzheimer’s disease medications may temporarily delay memory decline for some individuals, but none of the currently approved drugs is known to stop the underlying degeneration of brain cells.  Certain drugs approved to treat other illnesses may sometimes help with the emotional and behavioral symptoms of Alzheimer’s disease.  With an aging population, there is a great need for disease-modifying compounds that can slow or reverse disease progression.

In April 2007, Transition announced that the FDA granted Fast Track designation to ELND005 (AZD-103).  Under the FDA Modernization Act of 1997, Fast Track designation is intended to facilitate the development and expedite the review of a drug or biologic if it is intended for the treatment of a serious or life-threatening condition, and it demonstrates the potential to address unmet medical needs for such a condition.

On August 30, 2007, the Company announced the completion of Phase I clinical studies with ELND005 (AZD-103).  Transition and its development partner Elan have performed multiple Phase I studies evaluating the safety, tolerability and pharmacokinetic profile of ELND005 (AZD-103) in healthy volunteers.  Approximately 110 subjects have been exposed to ELND005 (AZD-103) in multiple Phase I studies, including single and multiple ascending dosing; pharmacokinetic evaluation of levels in the brain; and cerebrospinal fluid (“CSF”) and plasma studies.  ELND005 (AZD-103) was safe and well-tolerated at all doses and dosing regimens examined.  There were no severe or serious adverse events observed. ELND005 (AZD-103) was also shown to be orally bio-available, cross the blood-brain barrier and achieve levels in the human brain and CSF that were shown to be effective in animal models for Alzheimer’s disease.

On April 23, 2009, Elan and Transition announced the receipt of a key patent for Alzheimer's disease treatment with ELND005 (AZD-103).  The United States Patent and Trademark Office issued US patent number 7,521,481 on April 21, 2009.  The patent is entitled "Methods of Preventing, Treating and Diagnosing Disorders of Protein Aggregation," and generally claims methods for treating Alzheimer's disease comprising administering scyllo-inositol ELND005 (AZD-103).  The patent will expire in the year 2025 or later due to any patent term extensions.

On July 13, 2009, Elan and Transition announced Phase I data showing ELND005 (AZD-103) achieves desired concentrations in brain tissue and cerebrospinal fluid when given orally.  Preclinical data also were presented showing that ELND005 (AZD-103) administration is associated with preservation of choline acetyltransferase (ChAT), reflecting preservation of nerve cells that are critical to memory function in the brain.  These results were presented at the 2009 Alzheimer's Association International Conference on Alzheimer's Disease (ICAD 2009) in Vienna, Austria.

On December 15, 2009, Elan and Transition announced modifications to ELND005 (AZD-103) Phase II clinical trials in Alzheimer's disease. Patients were withdrawn immediately from the study in the two higher dose groups (1000mg and 2000mg dosed twice daily).  The study continued unchanged for patients who were assigned to the lower dose (250mg dosed twice daily) and placebo groups.  The study was modified to dose patients only at 250mg twice daily. Greater rates of serious adverse events, including nine deaths, were observed among patients receiving the two highest doses.  A direct relationship between ELND005 (AZD-103) and these deaths has not been established.  The Independent Safety Monitoring Committee (“ISMC”) and both companies concur that the tolerability and safety data are acceptable among patients receiving the 250mg dose and that the blinded study should continue for this dose and the placebo group.

On August 9, 2010, Elan and Transition announced topline summary results of the Phase II study and plans for Phase III studies for ELND005 (AZD-103).  The AD201 study did not achieve significance on co-primary outcome measures (NTB and ADCS-ADL) in mild to moderate patients however; the study did identify a dose with acceptable safety and tolerability.  The dose demonstrated a biological effect on amyloid-beta protein in the CSF and effects on clinical endpoints in an exploratory analysis.  Based on the preponderance of evidence, and input from the experts in this field, the companies intend to advance ELND005 (AZD-103) into Phase III studies.

On December 27, 2010, Elan and Transition announced the mutual agreement to modify their collaboration agreement for the development and commercialization of ELND005 (AZD-103). Under the terms of the modification, in lieu of the contractually required initiation of Phase III milestone payment of US$15 million, Transition received from Elan a payment of US$9 million and will be eligible to receive a US$11 million payment upon the commencement of the next ELND005 (AZD-103) clinical trial.  As per the terms of the original agreement, Transition is also eligible to receive up to an aggregate of US$93 million in additional regulatory and commercial launch related milestone payments plus tiered royalties ranging from 8% to 15% based on net sales of ELND005 (AZD-103) should the drug receive the necessary regulatory approvals for commercialization.  As the agreement is now a royalty arrangement, Transition will no longer fund the development or commercialization of ELND005 (AZD-103) and has relinquished its 30% ownership of ELND005 (AZD-103) to Elan.

Expenditures for the ELND005 (AZD-103) Program

During the year ended June 30, 2011 and 2010, the Company incurred direct research and development costs for this program as follows:

ELND005 (AZD- 103) Program (1)	Fiscal 2011	Fiscal 2010
Pre-clinical studies	$-	$4,871
Clinical studies	-	-
Manufacturing	5,788	14,788
Other direct research	48,511	41,400
Due to (from) Elan
Clinical studies	757,579	3,534,490
Manufacturing	(78,683)	451,964
Other direct research	17,215	672,085
Other	183,744	524,815
TOTAL	$934,154	$5,244,413
(1)These costs, except “Due to (from) Elan”, are direct research and development costs only and do not include patent costs, investment tax credits, salaries and benefits or an allocation of Company overhead.

TT-301 / TT-302

Pro-inflammatory cytokines are part of the body’s natural defense mechanism against infection.  However, the overproduction of these cytokines can play a harmful role in the progression of many different diseases. In the last decade there have been antibody and protein therapies approved (including Enbrel, Remicade and Humira) to inhibit the activity of pro-inflammatory cytokines.  Each of these therapies has made a significant impact in the treatment regimen for hundreds of thousands of patients suffering from arthritis, Crohn’s disease, and other autoimmune disorders and has annual sales in excess of US$1.5 billion.  The therapeutic and commercial success of these therapies provides a strong proof of concept for the approach of targeting pro-inflammatory cytokines.  Unfortunately, an antibody or protein approach is not desirable for the treatment of CNS diseases for a variety of reasons including an inability to sufficiently cross the blood-brain-barrier.

To address this large unmet medical need, Transition is developing a class of small molecule compounds that are designed to cross the blood brain barrier and have been shown to have an inhibitory effect on pro-inflammatory cytokines.  Animal model studies have been performed demonstrating that members of this class of compounds can have a therapeutic effect on diseases including arthritis, Alzheimer’s disease, Traumatic Brain Injury (“TBI”), Intracerebral Hemorrhage (“ICH”), and others.

Development of TT-301 and TT-302

Transition’s lead drug candidates in development are TT-301 and TT-302.  These novel drug candidates are derived from a diligent drug design program engineered to produce compounds optimized to target inhibiting pro-inflammatory cytokines in the brain and the periphery.  Each compound is designed to cross the blood-brain-barrier and each has the flexibility to be administered by injection or orally.  In preclinical studies, both TT-301/302 have shown a favorable safety profile and therapeutic window for efficacy.

On June 30, 2010, Transition announced the initiation of a Phase I clinical study of TT-301 and that the first patient was dosed.  The study was a double blind, randomized, placebo controlled study in which healthy volunteers received placebo or escalating doses of intravenously administered TT-301.

The Company is also preparing to perform Phase 1 studies evaluating the safety, tolerability and pharmacokinetics of TT-301 or TT-302 when dosed orally.  The Company plans to advance oral formulations of lead drug candidate TT-301 or TT-302 for inflammatory diseases such as rheumatoid arthritis. Both TT-301 and TT-302 have been shown to suppress inflammatory cytokine production, reduce inflammation and improve outcomes in preclinical models of collagen-induced arthritis.  Transition may seek a partnership to access specialized expertise and resources to maximize the potential of these therapies.

Expenditures for the TT-301/302 Program

During the year ended June 30, 2011 and 2010, the Company incurred direct research and development costs for this program as follows:

TT-301/302 Program (1)	Fiscal 2011	Fiscal 2010
Pre-clinical studies	$656,671	$1,225,114
Clinical studies	743,141	122,145
Manufacturing	$880,711	1,241,830
Other direct research	80,852	119,841
TOTAL	$2,361,375	$2,708,930
(1) These costs are direct research and development costs only and do not include patent costs, investment tax credits, salaries and benefits or an allocation of Company overhead.

TT-401 / TT-402

Development of TT-401 and TT-402 for Diabetes

Diabetes is a disease in which the body does not produce or properly use insulin.  Insulin is a hormone released from islet cells located in the pancreas that is needed to convert sugar, starches and other food into energy needed for daily life.  There are two primary forms of diabetes; type 1 diabetes and type 2 diabetes.

Type 1 diabetes develops when the body’s immune system destroys pancreatic islet beta cells, the only cells in the body that make the hormone insulin that regulates blood glucose.  To survive, people with type 1 diabetes must have insulin delivered by injection or pump.  Type 1 diabetes accounts for 5-10% of all diagnosed cases of diabetes.

Type 2 diabetes usually begins as insulin resistance, a disorder in which the cells do not use insulin properly.  As the need for insulin increases, the pancreas gradually loses its ability to produce it.  Current treatments for type 2 diabetes include lifestyle changes, oral medications, incretin therapy and insulin therapy.  Type 2 diabetes accounts for about 90-95% of all diagnosed cases of diabetes.

On March 3, 2010, Transition announced that it had acquired the rights to a series of preclinical compounds from Lilly in the area of diabetes.  Under this licensing and collaboration agreement with Lilly, Transition will receive exclusive worldwide rights to develop and potentially commercialize a class of compounds that, in preclinical diabetes models showed potential to provide glycemic control and other beneficial effects including weight loss.

The unique properties of these compounds have the potential to provide important therapeutic benefits to type 2 diabetes patients and could represent the next generation of diabetes therapies to be advanced to clinical development.  Transition is currently performing the necessary work to prepare these compounds for the clinic.

Expenditures for the TT-401/402 Program

During the year ended June 30, 2011 and 2010, the Company incurred direct research and development costs for this program as follows:

TT-401 Program (1)	Fiscal 2011	Fiscal 2010
Pre-clinical studies	$1,070,352	$-
Clinical studies	-	-
Manufacturing	$506,474	53,730
Other direct research	25,683	14,113
TOTAL	$1,602,509	$67,843
(1) These costs are direct research and development costs only and do not include patent costs, investment tax credits, salaries and benefits or an allocation of Company overhead.

The Next Steps

Transition’s goal for its programs is to achieve product approval and ultimately significant revenues or royalties.  To achieve product approval, the Company must successfully complete clinical trials and achieve regulatory approval.  The stages of development of the Company’s technologies are illustrated below:

OVERALL PERFORMANCE

During fiscal 2011, the Company continued to advance its lead products through clinical trials. On December 27, 2010, the Company and Elan mutually agreed to modify their collaboration agreement for the development and commercialization of ELND005 (AZD-103). Under the terms of the modification, Transition is no longer obligated to fund the development or commercialization of ELND005 (AZD-103).  In light of this, the Company has recognized $29,671,150 (US$29,000,000) as revenue during the second quarter of fiscal 2011, which represents the total of the up-front and milestone payments received from Elan of $20,719,750 (US$20,000,000) as well as the $8,951,400 ($US9,000,000) agreement modification payment that was received in January, 2011, partially in lieu of the contractually required Phase III milestone payment.

In light of the amendments to the Elan agreement, during the fiscal year ended June 30, 2011, the Company reported a decrease in net loss of $32,211,894 compared to the fiscal year ending June 30, 2010.  The decrease in net loss is attributed to increases in revenue as well as decreases in research and development expenses, impairment of intangible assets, amortization expense and foreign exchange loss. The decrease in net loss is partially offset by increases in general and administrative expenses.

In upcoming periods, the Company’s net income will likely revert to a net loss position due to the fact that all deferred revenue has been recognized and the Company expects to incur increased clinical expenditures as the Company continues the clinical development of multiple products.

At June 30, 2011, the Company’s cash and cash equivalents and short term investments were $22,460,720.  The Company’s current cash projection indicates that the current cash resources should enable the Company to execute its core business plan and meet its projected cash requirements beyond the next 12 months.

SELECTED ANNUAL INFORMATION

The following table is a summary of selected financial information from the audited consolidated financial statements of the Company for each of the three most recently completed financial years:

	June 30, 2011	June 30, 2010		June 30, 2009

Revenue	$29,671,150		$4,503,892		$2,513,108
Net income (loss) (1)	$12,902,984	$	(19,308,910)	$	(22,374,491)
Basic and diluted net income (loss) per common share	$0.56	$	(0.83)	$	(0.97)
Total assets	$43,179,488		$49,659,526		$72,819,261
Total long-term liabilities (2)	$45,727		$57,160		$68,592
Cash dividends declared per share	$—		$—		$—

Notes:
(1)   Net income (loss) before discontinued operations and extraordinary items was equivalent to the net income (loss) for such periods.
(2)   Total long-term liabilities exclude deferred revenue, a non-financial liability.

ANNUAL RESULTS – YEAR ENDED JUNE 30, 2011 COMPARED TO YEAR ENDED JUNE 30, 2010

RESULTS OF OPERATIONS

Revenue

Revenue increased $25,167,258 or 559% to $29,671,150 for the fiscal year ended June 30, 2011 as compared to $4,503,892 for the fiscal year ended June 30, 2010.  The Company recognized revenue in the amount of $29,671,150 relating to the collaboration agreement with Elan. During the comparative fiscal year ending June 30, 2010, the Company recognized $4,503,892 relating to the Lilly agreement.

In light of the amendments to the Elan agreement and the termination of the Lilly agreement, at June 30, 2011, the balance in deferred revenue is nil as all amounts received from both Elan and Lilly have been fully recognized as revenue. Under the terms of the modification to the Elan agreement, the Company will be eligible to receive a US$11 million payment upon the commencement of the next ELND005 (AZD-103) clinical trial.  Management is not in a position to estimate when or if that payment will be received.

Research and Development

Research and development expenses decreased to $7,972,204 for the fiscal year ended June 30, 2011 from $13,131,473 for the fiscal year ended June 30, 2010.  The decrease, $5,159,269 or 39%, is primarily due to a decrease in clinical development costs related to ELND005 (AZD-103), TT-223 clinical trials and clinical costs associated with advancing the TT-301/302 program. These decreases are partially offset by increased pre-clinical costs associated with advancing the TT-401/402 compounds.

The Company anticipates that research and development expenses will increase in fiscal 2012 as the Company continues to advance the development of the TT-301/302 and TT-401/402.

General and Administrative

General and administrative expenses increased to $6,425,194 for the fiscal year ended June 30, 2011 from $6,084,420 for the fiscal year ended June 30, 2010.  The increase, $340,774 or 6% is due to increased consulting fees related to the strategic initiatives for ELND005 (AZD-103) as well as an increase in stock option expense resulting from management’s voluntary forfeiture of certain stock options.  The increase has been partially offset by a decrease in accounting fees as the Company’s component evaluation for IFRS policy decisions are substantially completed.

The Company anticipates that general and administrative expenses will remain relatively consistent in fiscal 2012.

Amortization

Amortization for the fiscal year ended June 30, 2011, decreased $629,153 or 23% to $2,106,878 as compared to $2,736,031 for the fiscal year ended June 30, 2010.

The decrease in amortization expense during fiscal 2011 is due to the fact that the technology and patents acquired from Protana were fully amortized during the second quarter of fiscal 2011. In addition, certain intangible assets were written off during fiscal 2010, further accounting for the decrease in amortization expense. The decrease has been partially offset by an increase in amortization resulting from the amortization of the license acquired from Lilly in March 2010.

The Company anticipates that amortization expense will decrease in fiscal 2012 due to the fact that the intangible assets acquired from Protana are fully amortized at June 30, 2011.

Impairment of Intangible Assets

Impairment of intangible assets for the fiscal year ended June 30, 2011, decreased to nil as compared to $1,124,945 for the fiscal year ended June 30, 2010.  There were no impairments of intangible assets during the year ended June 30, 2011.

During fiscal 2010, management assessed the development potential of the intangible assets acquired from Forbes and accordingly, recognized an impairment of the intangible assets of $1,053,446.  In addition, the Company terminated the licensing agreement with London Health Sciences Centre Research Inc. and accordingly, the associated patents were written off, resulting in an additional impairment loss of $71,499.  The total impairment loss recognized during fiscal 2010 was $1,124,945.

SUMMARY OF QUARTERLY RESULTS

The following table is a summary of selected quarterly consolidated financial information of the Company for each of the eight most recently completed quarters ending at June 30, 2011.

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Year
2011
Revenue	$-	$29,671,150	$-	$-	$29,671,150
Net income (loss) (1)	$(4,330,163)	$24,284,800	$(3,032,230)	$(4,019,423)	$12,902,984
Basic and diluted net income (loss) per common share	$(0.19)	$1.05	$(0.13)	$(0.17)	$0.56
2010
Revenue	$304,436	$987,828	$2,543,221	$668,407	$4,503,892
Net (loss) (1)	$(5,613,461)	$(6,055,627)	$(3,063,270)	$(4,576,552)	$(19,308,910)
Basic and diluted net (loss) per common share	$(0.24)	$(0.26)	$(0.13)	$(0.20)	$(0.83)
(1)   Net loss before discontinued operations and extraordinary items was equivalent to the net loss for such periods.

The fluctuations of Transition’s quarterly results are primarily due to changes in activity levels of the clinical trials being performed by the Company, amortization of the technology relating to the assets acquired from Protana, ENI, NeuroMedix and Forbes, foreign exchange gains and losses, recognition of up-front and licensing fees relating to the Elan and Lilly agreements, interest income and corporate development costs.

FOURTH QUARTER RESULTS

The following table is a summary of selected information for the three month periods ended June 30, 2011 and June 30, 2010:

	2011 ($)	2010 ($)
Revenue – Licensing fees	-	668,407
Research and development, net	2,247,035	3,137,292
General and administrative	1,339,892	1,601,780
Amortization	436,859	677,906
Impairment of intangibles	-	-
Interest income, net	56,366	41,285
Net loss	4,019,423	4,576,552

Review of Operations

For the three month period ended June 30, 2011, the Company’s net loss decreased by $557,129 or 12% to $4,019,423 compared to $4,576,552 for the same period in fiscal 2010.

Revenue decreased to nil from $668,407 for the same period in fiscal 2010.  During the fourth quarter of fiscal 2010, management recorded $668,407 of the deferred up-front payment from Lilly as revenue.  The up-front payment from Lilly and Elan were fully recognized by June 30, 2010 and March 31, 2011 respectively.

Research and development expenses decreased by $890,257 or 28% to $2,247,035 compared to $3,137,292 for the same period in fiscal 2010.  This decrease was primarily due to a decrease in clinical development costs related to ELND005 (AZD-103) and TT-223 clinical trials. These decreases are partially offset by increased pre-clinical costs associated with advancing the TT-401/402 compounds.

General and administrative expenses decreased by $261,888 or 16% to $1,339,892 from $1,601,780 for the same period in fiscal 2010.  This decrease was primarily due to decreases in stock option expense resulting from management’s voluntary forfeiture of certain stock options.

Amortization expense decreased $241,047 or 36% to $436,859 from $677,906 for the same period in fiscal 2010.  The decrease in amortization expense relate to the fact that the technology and patents acquired from Protana were fully amortized during the second quarter of fiscal 2011.

CRITICAL ACCOUNTING ESTIMATES

The preparation of consolidated financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period.  Actual results can differ from those estimates.  We have identified the following areas which we believe require management’s most subjective judgments, often requiring the need to make estimates about the effects of matters that are inherently uncertain and may change in subsequent periods.

Valuation and Amortization of Intangible Assets

The Company’s intangible assets are comprised of purchased or licensed pharmaceutical compounds, technology and patents.  The costs of the Company’s intangible assets are amortized over the estimated useful life ranging from 15 to 20 years.  Factors considered in estimating the useful life of the intangible asset include the expected use of the asset by the Company, legal, regulatory and contractual provisions that may limit the useful life, the effects of competition and other economic factors, and the level of expenditures required to obtain the expected future cash flows from the intangible asset.  The Company re-evaluates the useful life when there has been a change in these factors.  The Company assesses its intangible assets for recoverability whenever indicators of impairment exist.  When the carrying value of an asset is greater than its net recoverable value as determined on an undiscounted basis, an impairment loss is recognized to the extent that its fair value is below the asset’s carrying value.

Valuation Allowance for Future Tax Assets

The Company has recorded a valuation allowance on certain future tax assets primarily related to the carry forward of operating losses and qualifying research and development expenses.  The Company has determined that it is more likely than not that some of these carry forward amounts will not be realized based on historical results and estimated future taxable income.  The generation of future taxable income or the implementation of tax planning strategies could result in the realization of some or all of the carry forward amounts, which could result in a material change in our net income (loss) through the recovery of future income taxes.  However, there is no assurance that the Company will be able to record future income tax recoveries in the future.

Equity Based Valuations

When the Company issues equity based instruments (i.e. stock options), an estimate of fair value is derived for the equity instrument using the Black-Scholes option pricing model.  The application of this option pricing model requires management to make assumptions regarding several variables, including the period for which the instrument will be outstanding, the price volatility of the Company’s stock over a relevant timeframe, the determination of a relevant risk free interest rate and an assumption regarding the Company’s dividend policy in the future.  If other assumptions are used, the value derived for the equity instruments could be significantly impacted.

Recognition of Revenue

As a result of the Company’s amendment to the collaboration agreement with Elan, the Company has recognized as revenue amounts that were previously recorded as deferred revenue.  The recognition of revenue requires judgment in evaluating the contractual terms and assessing the Company’s performance towards meeting the contractual obligations.

FUTURE ACCOUNTING CHANGES

International Financial Reporting Standards Conversion

In February 2008, the Accounting Standards Board (AcSB) confirmed that Canadian GAAP for public companies will be converged with IFRS for accounting periods commencing on or after January 1, 2011.  IFRS uses a conceptual framework similar to Canadian GAAP, but there are some significant differences on recognition, measurement and disclosures.  The Company will be required to report under IFRS for interim and annual financial statements beginning July 1, 2011 and provide IFRS comparative figures for the preceding fiscal year, including an opening balance sheet as at July 1, 2010.

The Company has developed a three phase conversion plan to adopt IFRS by July 1, 2011 as follows:

Phase 1 – Scope and Plan:  This first phase involved the development of an initial project plan and structure, the identification of differences between IFRS and existing Canadian GAAP, and an assessment of their applicability and the expected impact on the Company;

Phase 2 – Design and Build: This second phase includes the detailed review, documentation and selection of accounting policy choices relating to each applicable IFRS standard.  This phase will also include assessing the impact of the conversion on business activities, including the effect on information technology and data systems, income tax, internal controls over financial reporting and disclosure controls.  In this phase, accounting policies will be finalized, first-time adoption exemptions and exceptions will be considered and draft consolidated financial statements and note disclosures will be prepared;

Phase 3 – Implement and Review: This final phase involves the actual implementation of IFRS standards.  This phase will involve the finalization of IFRS conversion impacts, approval and implementation of accounting policies, implementation of testing of new processes, systems and controls, and the execution of detailed training where required.

To comply with Canadian Securities Administrators Staff Notice 52-320, Disclosure of Expected Changes in Accounting Policies Relating to Changeover to IFRS, the Company has presented the following information regarding its changeover plan and progress to date, major identified differences in accounting standards and expected changes to accounting policies to allow investors and others to be informed on how the Company expects to be affected by the changeover to IFRS.  This information reflects management’s most recent assumptions and expectations; however, changes to IFRS or economic conditions may change these assumptions or expectations.

	Key Activities	Timeline/Progress to Date
Accounting policies and financial reporting	Identify applicable differences between IFRS and current Canadian GAAP accounting practices	Identification of IFRS differences impacting the Company is substantially complete, pending future IFRS changes released by the IASB.

	Finalize accounting policy choices and assess elective options under IFRS 1 First Time Adoption	Initial accounting policy choices and applicable elective options under IFRS 1 have been identified, presented to the Audit Committee and have been finalized.

	Quantify effects of changeover on opening balance sheet	The opening balance sheet adjustments have been determined and reviewed by the Company’s auditors.

	Prepare draft consolidated financial statements and note disclosures under IFRS accounting standards	The Company has presented their first set of draft interim consolidated financial statements under IFRS to the audit committee.

Information technology and data systems	Evaluate accounting system for changes related to the adoption of IFRS	This process/assessment has been completed and no significant changes are required.

Internal controls over financial reporting	Approval of accounting policy choices and initial IFRS 1 elections	Initial accounting policy choices and applicable elective options under IFRS 1 have been reviewed by management and the Audit Committee.

	Design, implement and test controls over IFRS data	Control procedures are in place and have been tested.

Disclosure controls and procedures	Review and approval of IFRS disclosures	Review and approval of ongoing IFRS disclosures is part of the current disclosure approval process.

Expertise and training	Technical review of IFRS standards, IFRS 1 elections and policy choices
Senior finance personnel have attended external IFRS training sessions, participated in web training sessions and have received continuous communication from third parties including accounting service providers and IASB’s IFRS website.

Transition to IFRS – Opening Adjustments

Based on the IFRS standards as of the current date, the Company has finalized accounting policy choices and has assessed elective options under IFRS 1, First Time Adoption.  In addition, the Company has quantified the effects of transitioning to IFRS. Additional information relating to elective options and quantification of adjustments is as follows:

a)	Business combinations

In accordance with IFRS transition provisions, the Company elected to apply IFRS 3 relating to business combinations prospectively from July 1, 2010.  As such, Canadian GAAP balances relating to business combinations entered into before that date have been carried forward without adjustment.

b)	Deferred Revenue

Under IAS 18 – Revenue (IAS 18), the Company has recognized revenue on the Elan contract based on the percentage of completion methodology.  Due to the uncertainties in estimating the outcome of this contract, revenue has been recognized only to the extent of the costs incurred.  Accordingly, at July 1, 2010, the Company has recognized revenue of $19,419,756 relating to the Company’s agreement with Elan under IAS 18 compared to the deferral of $20,719,750 in accordance with Canadian GAAP.

c)	Contingent Consideration Payable

The Company acquired the ELND-005 (AZD-103) technology from Ellipsis Neurotherapeutic Inc. (“ENI”).  Under the terms of the step-acquisition agreement with ENI, the Company is committed to pay the former shareholders of ENI contingent clinical milestones potentially totaling $10.9 million payable in cash or Transition common shares at the then market price. Under IFRS, this contingent consideration is required to be measured as a financial liability at fair value and re-measured at each reporting date.  Under Canadian GAAP, no liability was recognized. Accordingly, the Company recognized a liability at July 1, 2010 which represents the fair value of the contingent consideration payable.  The Company determined the fair value of the contingent consideration payable to be $3,081,500 as at July 1, 2010 and a non-current liability has been recognized in this amount and the deficit has been increased accordingly.

d) Share-based payments

Under Canadian GAAP, the Company measures stock-based compensation for stock option grants at their fair value determined using the Black-Scholes option pricing model and expenses this equally over the options’ vesting terms. IFRS requires the fair value of stock options granted to be expensed on an accelerated basis over the options’ vesting term using a method called graded vesting. As a result, the Company has recorded a July 1, 2010 adjustment within the components of shareholders’ equity to restate the cumulative impact of this difference.

Under Canadian GAAP, the Company recognizes the effect of forfeitures as they occur. Under IFRS, the Company is required to estimate the expected rate of stock option forfeiture at the grant date and adjust the number of options included in the measurement of the compensation expense. As a result of this difference, the Company has recorded an IFRS transition adjustment within the components of shareholders’ equity that takes into account the forfeiture of stock option grants that have unvested options at July 1, 2010.

As a result of the above-mentioned Canadian GAAP and IFRS share-based payment differences, the Company has recorded a cumulative adjustment at July 1, 2010 within the components of shareholders’ equity that increased the share-based payment reserve by $1,890,839, and increased the deficit by $1,890,839.

Presentation

Pursuant to IAS 1, Presentation of Financial Statements, the Company has elected to group its expenses on the income statement using a classification system based on function.  The Company currently presents its expenses by function with the exception of amortization of property and equipment and intangible assets.  The Company’s IFRS consolidated statement of profit or loss will allocate amortization to the relevant functional areas of research and development and general and administrative expenses.

Under IAS 24, Related Party Disclosures, key management and board member compensation is disclosed in total and is analyzed by component.  Comprehensive disclosures of related party transactions are required for each category of related party relationship.  The Company currently does not consider management compensation as a related party transaction.  Upon the adoption of IFRS, the Company will disclose management and board member compensation as part of related party disclosures.

Management has drafted the IFRS consolidated financial statements and related disclosures and Management anticipates that additional disclosures will be required under IFRS.

RECENT U.S. ACCOUNTING PRONOUNCEMENTS

In October 2009, the FASB issued Accounting Standards Update (“ASU”) 2009-13, Revenue Recognition (Topic 605) - Multiple-Deliverable Revenue Arrangements. ASU 2009-13 addresses the accounting for multiple-deliverable arrangements to enable vendors to account for products or services (deliverables) separately rather than as a combined unit. Specifically, this guidance amends the criteria in Subtopic 605-25, Revenue Recognition-Multiple-Element Arrangements, for separating consideration in multiple-deliverable arrangements. This guidance establishes a selling price hierarchy for determining the selling price of a deliverable, which is based on: (a) vendor-specific objective evidence; (b) third-party evidence; or (c) estimates. This guidance also eliminates the residual method of allocation and requires that arrangement consideration be allocated at the inception of the arrangement to all deliverables using the relative selling price method. In addition, this guidance significantly expands required disclosures related to a vendor's multiple-deliverable revenue arrangements. ASU 2009-13 is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010 and was effective for the Company on July 1, 2010.   The adoption of this standard did not have a material impact on the consolidated financial position or results of operation.

In January, 2010, the FASB issued Accounting Standards Update 2010-06 Topic 820 (ASU 2010-06), Improving Disclosures about Fair Value Measurements, which provides amendments to Subtopic 820-10 that require new disclosures and that clarify certain existing disclosures related to fair value measurements.  The new disclosures and clarifications of existing disclosures were effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances and settlements in the roll forward of activity in Level 3 fair value measurements.  These disclosures are effective for fiscal years beginning after December 15, 2010 and for interim periods within those fiscal years. ASU 2010-06 is effective for the Company on July 1, 2011 and the Company is currently evaluating the impact ASU 2010-06 will have on the Company’s consolidated financial statements.

In April 2010, the FASB issued Accounting Standards Update 2010-17 (ASU 2010-17), Revenue Recognition—Milestone Method (Topic 605), which provides guidance on applying the milestone method to milestone payments for achieving specified performance measures when those payments are related to uncertain future events. ASU 2010-17 is effective for fiscal years and interim periods within those years beginning on or after June 15, 2010 with early adoption permitted. ASU 2010-17 was effective for the Company on July 1, 2010. The adoption of this standard did not have a material impact on the consolidated financial position or results of operation.

In May, 2011, the FASB issued Accounting Standards Update 2011-04 Topic 820 (ASU 2011-04), Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in US GAAP and IFRS, which provides guidance on how to measure fair value and for disclosing information about fair value measurements in US GAAP with IFRS.  ASU 2011-04 is effective for interim and annual periods beginning after December 15, 2011 and the Company is currently evaluating the impact ASU 2010-04 will have on the Company’s consolidated financial statements.

In June, 2011, the FASB issued Accounting Standards Update 2011-05 Topic 220 (ASU 2011-05), Presentation of Comprehensive Income, which provides guidance on how comprehensive income is presented under US GAAP and IFRS.  ASU 2011-05 gives Companies two choices of how to present items of net income, items of other comprehensive income (“OCI”) and total comprehensive income.  All non-owner changes in shareholders’ equity can be presented in either a single continuous statement of comprehensive income or in two separate but consecutive statements.  Companies will no longer be permitted to present OCI in the statement of shareholder’s equity.  ASU 2011-05 is effective for fiscal years and interim periods within those years beginning on or after December 15, 2011.  The Company is currently evaluating the impact ASU 2011-05 will have on the Company’s consolidated financial statements.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

Internal controls over financial reporting are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP.

Management’s Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including the Company’s CEO and CFO, the Company conducted an evaluation of the effectiveness of its disclosure controls and procedures as of June 30, 2011 as required by Canadian securities legislation. Disclosure controls and procedures are designed to ensure that the information required to be disclosed by the Company in the reports it files or submits under securities legislation is recorded, processed, summarized and reported on a timely basis and that such information is accumulated and reported to management, including the Company’s CEO and CFO, as appropriate, to allow required disclosures to be made in a timely fashion. Based on their evaluation, the CEO and CFO have concluded that as of June 30, 2011, the Company’s disclosure controls and procedures were effective.

Management’s Report on Internal Control over Financial Reporting

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934). The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company’s management assessed the effectiveness of the Company’s internal control over financial reporting as of June 30, 2011. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control-Integrated Framework. The Company’s management, including the CEO and CFO, concluded that, as of June 30, 2011, the Company’s internal control over financial reporting was effective based on the criteria in Internal Control — Integrated Framework issued by COSO.

LIQUIDITY AND CAPITAL RESOURCES

Overview

The Company commenced operations in July 1998, and has devoted its resources primarily to fund its research and development programs.  All revenue to date has been generated from interest income on surplus funds, milestone payments, and licensing fees.  The Company has incurred a cumulative deficit to June 30, 2011 of $132,941,188.  Losses are expected to continue for the next several years as the Company invests in research and development, preclinical studies, clinical trials, manufacturing and regulatory compliance.

Since inception, the Company has been financed primarily from public and private sales of equity, the exercise of warrants and stock options, interest earned on cash deposits and short term investments, revenues and reimbursements from partners, and proceeds from the sale of assets transferred under contractual arrangement.

The Company’s cash, cash equivalents and short term investments were $22,460,720 at June 30, 2011 as compared to $27,077,855 at June 30, 2010.  The decrease of $4,617,135 was primarily the result of operating expenditures incurred during the twelve-month period ended June 30, 2011, offset by the milestone payment of $8,951,400 (US$9,000,000) received from Elan.  The Company’s working capital position at June 30, 2011 was $22,790,461, as compared to $25,868,484 at June 30, 2010.  The decrease in the Company’s working capital position is due to the expenditures incurred during the twelve-month period ended June 30, 2011. The Company’s current cash projection indicates that the current cash resources should enable the Company to execute its core business plan and meet its projected cash requirements beyond the next 12 months.

The success of the Company is dependent on its ability to bring its products to market, obtain the necessary regulatory approvals and achieve future profitable operations.  The continuation of the research and development activities and the commercialization of its products are dependent on the Company’s ability to successfully complete these activities and to obtain adequate financing through a combination of financing activities, operations, and partnerships.  It is not possible to predict either the outcome of future research and development programs or the Company’s ability to fund these programs going forward.

Financial instruments of the Company consist mainly of cash and cash equivalents, short term investments, accounts payable and accrued liabilities. Management’s primary investment objective is to maintain safety of principal and provide adequate liquidity to meet all current payment obligations and future planned expenditures.

The Company is exposed to market risks related to volatility in interest rates for the Company’s investment portfolio and foreign currency exchange rates related to purchases of supplies and services made in US dollars.

The Company is exposed to interest rate risk to the extent that the cash equivalents and short term investments are at a fixed rate of interest and their market value can vary with the change in market interest rates.  The Company’s maximum exposure to interest rate risk is based on the effective interest rate of the current carrying value of these assets.  The Company does not speculate on interest rates and holds all deposits until their date of maturity.

Contractual Obligations

Minimum payments under our contractual obligations as of June 30, 2011 are as follows:

	Less than 1 Year	1- 3 Years	4 – 5 Years	After 5 Years	Total
Operating leases	$227,780	$425,575	$206,294	$-	$859,649
Collaboration agreements	$8,681	$-	$-	$-	$8,681
Clinical and toxicity study agreements	$1,231,264	$-	$-	$-	$1,231,264
Manufacturing agreements	$597,593	$-	$-	$-	$597,593
Others	$128,332				$128,332
TOTAL	$2,193,650	$425,575	$206,294	$-	$2,825,519

RELATED PARTY TRANSACTIONS

During fiscal 2011, the Company paid legal fees to a law firm where the Company’s Secretary is a partner and to a corporation controlled by the Company’s Secretary.  Total fees and disbursements charged to the Company by these companies during the year ended June 30, 2011 were nil [2010 - $5,718] and are included in general and administrative expenses.  The balance owing at June 30, 2011 is nil and 2010 is $766.  In June, 2011, the Company entered into a six month consulting agreement for US$150,000 with P&S Global Ventures (“P&S”), a company that is controlled by a Director of the Corporation.  Total fees and disbursements charged by P&S during the year ended June 30, 2011 were $24,195 and are included in general and administrative expenses. The balance owing at June 30, 2011 is nil.

These transactions occurred in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

PROPOSED TRANSACTIONS

On September 28, 2009, the Company filed a preliminary short form base shelf prospectus with securities regulatory authorities in Canada and a corresponding shelf registration statement with the United States Securities and Exchange Commission on Form F-10.  The shelf prospectus has become effective and provides for the potential offering in selected Canadian provinces and the United States of up to an aggregate amount of US$75 million of Transition's common shares, warrants, or a combination thereof, from time to time in one or more offerings until November 8, 2011.  Utilization of the US shelf prospectus is dependent upon meeting certain market capitalization thresholds at the time of financing.

OUTSTANDING SHARE DATA

Authorized

The authorized share capital of the Company consists of an unlimited number of common shares.

Issued and Outstanding

The following details the issued and outstanding equity securities of the Company:

Common Shares

As at September 9, 2011, the Company has 23,217,599 common shares outstanding.

Stock Options

As at September 9, 2011, the Company has 1,525,386 stock options outstanding with exercise prices ranging from $3.00 to $18.00 and various expiry dates extending to June 30, 2021.  At September 9, 2011, on an if-converted basis, these stock options would result in the issuance of 1,525,386 common shares at an aggregate exercise price of $8,461,872.

RISKS AND UNCERTAINTIES

Investing in the Company’s securities involves a high degree of risk. Before making an investment decision, individuals should carefully consider the following risk factors, in addition to the other information provided in this MD&A and the Company’s other disclosure documents filed on www.sedar.com.

The Company will require significant additional financing and it may not have access to sufficient capital.

The Company anticipates that it will need additional financing in the future to fund its ongoing research and development programs and for general corporate requirements.  The Company may choose to seek additional funding through public or private offerings, corporate collaborations or partnership arrangements.  The amount of financing required will depend on many factors including the financial requirements of the Company to fund its research and clinical trials, and the ability of the Company to secure partnerships and achieve partnership milestones as well as to fund other working capital requirements.  The Company’s ability to access the capital markets or to enlist partners is mainly dependent on the progress of its research and development and regulatory approval of its products.  There is no assurance that additional funding will be available on acceptable terms, if at all.

The Company has a history of losses, and it has not generated any product revenue to date. It may never achieve or maintain profitability.

Since inception, the Company has incurred significant losses each year and expects to incur significant operating losses as the Company continues product research and development and clinical trials.  There is no assurance that the Company will ever successfully commercialize or achieve revenues from sales of its therapeutic products if they are successfully developed or that profitability will ever be achieved or maintained.  Even if profitability is achieved, the Company may not be able to sustain or increase profitability.

We are an early stage development company in an uncertain industry.

The Company is at an early stage of development. Preclinical and clinical trial work must be completed before our products could be ready for use within the markets we have identified.  We may fail to develop any products, to obtain regulatory approvals, to enter clinical trials or to commercialize any products. We do not know whether any of our potential product development efforts will prove to be effective, meet applicable regulatory standards, obtain the requisite regulatory approvals or be capable of being manufactured at a reasonable cost.  If the Company’s products are approved for sale, there can be no assurance that the products will gain market acceptance among consumers, physicians, patients and others in the medical community. A failure to gain market acceptance may adversely affect the revenues of the Company.

The Company is subject to a strict regulatory environment.

None of the Company’s product candidates have received regulatory approval for commercial sale.

Numerous statutes and regulations govern human testing and the manufacture and sale of human therapeutic products in Canada, the United States and other countries where the Company intends to market its products. Such legislation and regulation bears upon, among other things, the approval of protocols and human testing, the approval of manufacturing facilities, testing procedures and controlled research, review and approval of manufacturing, preclinical and clinical data prior to marketing approval including adherence to Good Manufacturing Practices (“GMP”) during production and storage as well as regulation of marketing activities including advertising and labelling.

The completion of the clinical testing of our product candidates and the obtaining of required approvals are expected to take years and require the expenditure of substantial resources. There can be no assurance that clinical trials will be completed successfully within any specified period of time, if at all. Furthermore, clinical trials may be delayed or suspended at any time by the Company or by regulatory authorities if it is determined at any time that patients may be or are being exposed to unacceptable health risks, including the risk of death, or that compounds are not manufactured under acceptable GMP conditions or with acceptable quality. Any failure or delay in obtaining regulatory approvals would adversely affect the Company’s ability to utilize its technology thereby adversely affecting operations. No assurance can be given that the Company’s product candidates or lead compounds will prove to be safe and effective in clinical trials or that they will receive the requisite protocol approval or regulatory approval. Furthermore, no assurance can be given that current regulations relating to regulatory approval will not change or become more stringent. There are no assurances the Company can scale-up, formulate or manufacture any compound in sufficient quantities with acceptable specifications for the regulatory agencies to grant approval or not require additional changes or additional trials be performed. The agencies may also require additional trials be run in order to provide additional information regarding the safety, efficacy or equivalency of any compound for which the Company seeks regulatory approval. Similar restrictions are imposed in foreign markets other than the United States and Canada. Investors should be aware of the risks, problems, delays, expenses and difficulties which may be encountered by the Company in light of the extensive regulatory environment in which the Company’s business operates.

Even if a product candidate is approved by the FDA or any other regulatory authority, the Company may not obtain approval for an indication whose market is large enough to recoup its investment in that product candidate. The Company may never obtain the required regulatory approvals for any of its product candidates.

The Company is faced with uncertainties related to its research.

The Company’s research programs are based on scientific hypotheses and experimental approaches that may not lead to desired results. In addition, the timeframe for obtaining proof of principle and other results may be considerably longer than originally anticipated, or may not be possible given time, resource, financial, strategic and collaborator scientific constraints. Success in one stage of testing is not necessarily an indication that the particular program will succeed in later stages of testing and development. It is not possible to predict, based upon studies in in-vitro models and in animals, whether any of the compounds made for these programs will prove to be safe, effective, and suitable for human use. Each compound will require additional research and development, scale-up, formulation and extensive clinical testing in humans. Development of these compounds will require investigations into the mechanism of action of the molecules as these are not fully understood. Unsatisfactory results obtained from a particular study relating to a program may cause the Company to abandon its commitment to that program or to the lead compound or product candidate being tested. The discovery of unexpected toxicities, lack of sufficient efficacy, poor physiochemical properties, unacceptable ADME (absorption, distribution, metabolism and excretion) and DMPK (drug metabolism and pharmacokinetics), pharmacology, inability to increase scale of manufacture, market attractiveness, regulatory hurdles, competition, as well as other factors, may make the Company’s targets, lead compounds or product candidates unattractive or unsuitable for human use, and the Company may abandon its commitment to that program, target, lead compound or product candidate. In addition, preliminary results seen in animal and/or limited human testing may not be substantiated in larger controlled clinical trials.

If difficulties are encountered enrolling patients in the Company’s clinical trials, the Company’s trials could be delayed or otherwise adversely affected.

Clinical trials for the Company’s product candidates require that the Company identify and enrol a large number of patients with the disorder under investigation. The Company may not be able to enrol a sufficient number of patients to complete its clinical trials in a timely manner. Patient enrolment is a function of many factors including, but not limited to, design of the study protocol, size of the patient population, eligibility criteria for the study, the perceived risks and benefits of the therapy under study, the patient referral practices of physicians and the availability of clinical trial sites. If the Company has difficulty enrolling a sufficient number of patients to conduct the Company’s clinical trials as planned, it may need to delay or terminate ongoing clinical trials.

Even if regulatory approvals are obtained for the Company’s product candidates, the Company will be subject to ongoing government regulation.

Even if regulatory authorities approve any of the Company’s human therapeutic product candidates, the manufacture, marketing and sale of such products will be subject to strict and ongoing regulation. Compliance with such regulation may be expensive and consume substantial financial and management resources. If the Company, or any future marketing collaborators or contract manufacturers, fail to comply with applicable regulatory requirements, it may be subject to sanctions including fines, product recalls or seizures, injunctions, total or partial suspension of production, civil penalties, withdrawal of regulatory approvals and criminal prosecution. Any of these sanctions could delay or prevent the promotion, marketing or sale of the Company’s products.

The Company may not achieve its projected development goals in the time frames announced and expected.

The Company sets goals for and makes public statements regarding the timing of the accomplishment of objectives material to its success, such as the commencement and completion of clinical trials, anticipated regulatory submission and approval dates and time of product launch. The actual timing of these events can vary dramatically due to factors such as delays or failures in the Company’s clinical trials, the uncertainties inherent in the regulatory approval process and delays in achieving manufacturing or marketing arrangements sufficient to commercialize its products.

There can be no assurance that the Company’s clinical trials will be completed, that the Company will make regulatory submissions or receive regulatory approvals as planned. If the Company fails to achieve one or more of these milestones as planned, the price of the Common Shares would likely decline.

If the Company fails to obtain acceptable prices or adequate reimbursement for its human therapeutic products, its ability to generate revenues will be diminished.

The Company’s ability to successfully commercialize its human therapeutic products will depend significantly on its ability to obtain acceptable prices and the availability of reimbursement to the patient from third-party payers, such as government and private insurance plans. While the Company has not commenced discussions with any such parties, these third-party payers frequently require companies to provide predetermined discounts from list prices, and they are increasingly challenging the prices charged for pharmaceuticals and other medical products. The Company’s human therapeutic products may not be considered cost-effective, and reimbursement to the patient may not be available or sufficient to allow the Company to sell its products on a competitive basis. The Company may not be able to negotiate favourable reimbursement rates for its human therapeutic products.

In addition, the continuing efforts of third-party payers to contain or reduce the costs of healthcare through various means may limit the Company’s commercial opportunity and reduce any associated revenue and profits. The Company expects proposals to implement similar government control to continue. In addition, increasing emphasis on managed care will continue to put pressure on the pricing of pharmaceutical and biopharmaceutical products. Cost control initiatives could decrease the price that the Company or any current or potential collaborators could receive for any of its human therapeutic products and could adversely affect its profitability. In addition, in Canada and in many other countries, pricing and/or profitability of some or all prescription pharmaceuticals and biopharmaceuticals are subject to government control.

If the Company fails to obtain acceptable prices or an adequate level of reimbursement for its products, the sales of its products would be adversely affected or there may be no commercially viable market for its products.

The Company may not obtain adequate protection for its products through its intellectual property.

The Company’s success depends, in large part, on its ability to protect its competitive position through patents, trade secrets, trademarks and other intellectual property rights. The patent positions of pharmaceutical and biopharmaceutical firms, including the Company, are uncertain and involve complex questions of law and fact for which important legal issues remain unresolved. The patents issued or to be issued to the Company may not provide the Company with any competitive advantage. The Company’s patents may be challenged by third parties in patent litigation, which is becoming widespread in the biopharmaceutical industry. In addition, it is possible that third parties with products that are very similar to the Company’s will circumvent its patents by means of alternate designs or processes. The Company may have to rely on method of use protection for its compounds in development and any resulting products, which may not confer the same protection as compounds per se. The Company may be required to disclaim part of the term of certain patents. There may be prior applications of which the Company is not aware that may affect the validity or enforceability of a patent claim. There also may be prior applications which are not viewed by the Company as affecting the validity or enforceability of a claim, but which may, nonetheless ultimately be found to affect the validity or enforceability of a claim. No assurance can be given that the Company’s patents would, if challenged, be held by a court to be valid or enforceable or that a competitor’s technology or product would be found by a court to infringe the Company’s patents. Applications for patents and trademarks in Canada, the United States and in foreign markets have been filed and are being actively pursued by the Company. Pending patent applications may not result in the issuance of patents, and the Company may not develop additional proprietary products which are patentable.

Patent applications relating to or affecting the Company’s business have been filed by a number of pharmaceutical and biopharmaceutical companies and academic institutions. A number of the technologies in these applications or patents may conflict with the Company’s technologies, patents or patent applications, and such conflict could reduce the scope of patent protection which the Company could otherwise obtain. The Company could become involved in interference proceedings in the United States in connection with one or more of its patents or patent applications to determine priority of invention. The Company’s granted patents could also be challenged and revoked in opposition proceedings in certain countries outside the United States.

In addition to patents, the Company relies on trade secrets and proprietary know-how to protect its intellectual property. The Company generally requires its employees, consultants, outside scientific collaborators and sponsored researchers and other advisors to enter into confidentiality agreements. These agreements provide that all confidential information developed or made known to the individual during the course of the individual’s relationship with the Company is to be kept confidential and not disclosed to third parties except in specific circumstances. In the case of the Company’s employees, the agreements provide that all of the technology which is conceived by the individual during the course of employment is the Company’s exclusive property. These agreements may not provide meaningful protection or adequate remedies in the event of unauthorized use or disclosure of the Company’s proprietary information. In addition, it is possible that third parties could independently develop proprietary information and techniques substantially similar to those of the Company or otherwise gain access to the Company’s trade secrets.

The Company currently has the right to use certain technology under license agreements with third parties. The Company’s failure to comply with the requirements of material license agreements could result in the termination of such agreements, which could cause the Company to terminate the related development program and cause a complete loss of its investment in that program.

As a result of the foregoing factors, the Company may not be able to rely on its intellectual property to protect its products in the marketplace.

The Company may infringe the intellectual property rights of others.

The Company’s commercial success depends significantly on its ability to operate without infringing the patents and other intellectual property rights of third parties. There could be issued patents of which the Company is not aware that its products infringe or patents, that the Company believes it does not infringe, but that it may ultimately be found to infringe. Moreover, patent applications are in some cases maintained in secrecy until patents are issued. The publication of discoveries in the scientific or patent literature frequently occurs substantially later than the date on which the underlying discoveries were made and patent applications were filed. Because patents can take many years to issue, there may be currently pending applications of which the Company is unaware that may later result in issued patents that its products infringe.

The biopharmaceutical industry has produced a proliferation of patents, and it is not always clear to industry participants, including the Company, which patents cover various types of products. The coverage of patents is subject to interpretation by the courts, and the interpretation is not always uniform. The Company is aware of, and has reviewed, third party patents relating to the treatment of Alzheimer’s disease, diabetes, and other relevant indication areas. In the event of infringement or violation of another party’s patent, the Company may not be able to enter into licensing arrangements or make other arrangements at a reasonable cost. Any inability to secure licenses or alternative technology could result in delays in the introduction of the Company’s products or lead to prohibition of the manufacture or sale of the products.

Patent litigation is costly and time consuming and may subject the Company to liabilities.

The Company’s involvement in any patent litigation, interference, opposition or other administrative proceedings will likely cause the Company to incur substantial expenses, and the efforts of its technical and management personnel will be significantly diverted. In addition, an adverse determination in litigation could subject the Company to significant liabilities.

The Company operates in a fiercely competitive business environment.

The biopharmaceutical industry is highly competitive. Competition comes from health care companies, pharmaceutical companies, large and small biotech companies, specialty pharmaceutical companies, universities, government agencies and other public and private companies. Research and development by others may render the Company’s technology or products non-competitive or obsolete or may result in the production of treatments or cures superior to any therapy the Company is developing or will develop. In addition, failure, unacceptable toxicity, lack of sales or disappointing sales or other issues regarding competitors’ products or processes could have a material adverse effect on the Company’s product candidates, including its clinical candidates or its lead compounds.

The market price of the Company’s Common Shares may experience a high level of volatility due to factors such as the volatility in the market for biotechnology stocks generally, and the short-term effect of a number of possible events.

The Company is a public growth company in the biotechnology sector. As frequently occurs among these companies, the market price for the Company’s Common Shares may experience a high level of volatility. Numerous factors, including many over which the Company has no control, may have a significant impact on the market price of Common Shares including, among other things, (i) clinical and regulatory developments regarding the Company’s products and product candidates and those of its competitors, (ii) arrangements or strategic partnerships by the Company, (iii) other announcements by the Company or its competitors regarding technological, product development, sales or other matters, (iv) patent or other intellectual property achievements or adverse developments, (v) arrivals or departures of key personnel; (vi) government regulatory action affecting the Company’s product candidates in the United States, Canada and foreign countries, (vii) actual or anticipated fluctuations in the Company’s revenues or expenses, (viii) general market conditions and fluctuations for the emerging growth and biopharmaceutical market sectors, (ix) reports of securities analysts regarding the expected performance of the Company, and (x) events related to threatened, new or existing litigation. Listing on NASDAQ and the TSX may increase share price volatility due to various factors including, (i) different ability to buy or sell the Company’s Common Shares, (ii) different market conditions in different capital markets; and (iii) different trading volume.

In addition, the stock market in recent years has experienced extreme price and trading volume fluctuations that often have been unrelated or disproportionate to the operating performance of individual companies. These broad market fluctuations may adversely affect the price of Common Shares, regardless of the Company’s operating performance. In addition, sales of substantial amounts of Common Shares in the public market after any offering, or the perception that those sales may occur, could cause the market price of Common Shares to decline.

Furthermore, shareholders may initiate securities class action lawsuits if the market price of the Company’s stock drops significantly, which may cause the Company to incur substantial costs and could divert the time and attention of its management.

The Company is highly dependent on third parties.

The Company is or may in the future be dependent on third parties for certain raw materials, product manufacture, marketing and distribution and, like other biotechnology and pharmaceutical companies, upon medical institutions to conduct clinical testing of its potential products.  Although the Company does not anticipate any difficulty in obtaining any such materials and services, no assurance can be given that the Company will be able to obtain such materials and services.

The Company is subject to intense competition for its skilled personnel, and the loss of key personnel or the inability to attract additional personnel could impair its ability to conduct its operations.

The Company is highly dependent on its management and its clinical, regulatory and scientific staff, the loss of whose services might adversely impact its ability to achieve its objectives. Recruiting and retaining qualified management and clinical, scientific and regulatory personnel is critical to the Company’s success. Competition for skilled personnel is intense, and the Company’s ability to attract and retain qualified personnel may be affected by such competition.

The Company’s business involves the use of hazardous materials which requires the Company to comply with environmental regulation.

The Company’s discovery and development processes involve the controlled use of hazardous materials. The Company is subject to federal, provincial and local laws and regulations governing the use, manufacture, storage, handling and disposal of such materials and certain waste products. The risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of such an accident, the Company could be held liable for any damages that result, and any such liability could exceed the Company’s resources. The Company may not be adequately insured against this type of liability. The Company may be required to incur significant costs to comply with environmental laws and regulations in the future, and its operations, business or assets may be materially adversely affected by current or future environmental laws or regulations.

Legislative actions, potential new accounting pronouncements and higher insurance costs are likely to impact the Company’s future financial position or results of operations.

Compliance with changing regulations regarding corporate governance and public disclosure, notably with respect to internal controls over financial reporting, may result in additional expenses. Changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for companies such as ours, and insurance costs are increasing as a result of this uncertainty.

Future health care reforms may produce adverse consequences.

Health care reform and controls on health care spending may limit the price the Company can charge for any products and the amounts thereof that it can sell. In particular, in the United States, the federal government and private insurers have considered ways to change, and have changed, the manner in which health care services are provided. Potential approaches and changes in recent years include controls on health care spending and the creation of large purchasing groups. In the future, the U.S. government may institute further controls and different reimbursement schemes and limits on Medicare and Medicaid spending or reimbursement. These controls, reimbursement schemes and limits might affect the payments the Company could collect from sales of any of its products in the United States. Uncertainties regarding future health care reform and private market practices could adversely affect the Company’s ability to sell any products profitably in the United States. Election of new or different political or government officials in large market countries could lead to dramatic changes in pricing, regulatory approval legislation and reimbursement which could have material impact on product approvals and commercialization.

The Company faces an unproven market for its future products.

The Company believes that there will be many different applications for products successfully derived from its technologies and that the anticipated market for products under development will continue to expand. No assurance, however, can be given that these beliefs will prove to be correct due to competition from existing or new products and the yet to be established commercial viability of the Company’s products. Physicians, patients, formularies, third party payers or the medical community in general may not accept or utilize any products that the Company or its collaborative partners may develop.

The Company may be faced with future lawsuits related to secondary market liability.

Securities legislation in Canada has recently changed to make it easier for shareholders to sue. These changes could lead to frivolous law suits which could take substantial time, money, resources and attention or force the Company to settle such claims rather than seek adequate judicial remedy or dismissal of such claims.

The Company may encounter unforeseen emergency situations.

Despite the implementation of security measures, any of the Company’s, its collaborators’ or its third party service providers’ internal computer systems are vulnerable to damage from computer viruses, unauthorized access, natural disasters, terrorism, war and telecommunication and electrical failure. Any resulting system failure, accident or security breach could result in a material disruption of the Company’s operations.

The Company’s technologies may become obsolete

The pharmaceutical industry is characterized by rapidly changing markets, technology, emerging industry standards and frequent introduction of new products.  The introduction of new products embodying new technologies, including new manufacturing processes, and the emergence of new industry standards may render the Company’s technologies obsolete, less competitive or less marketable.

Our product candidates may cause undesirable serious adverse events during clinical trials that could delay or prevent their regulatory authorization, approval or other permission to  conduct further testing or commence commercialization.

Our product candidates in clinical development, including ELND005 (AZD-103), can potentially cause adverse events.  Most recently, together with our collaborator, Elan, we completed a Phase II study that evaluated three dose groups of ELND005 (AZD-103) and a placebo group in mild to moderate Alzheimer’s disease patients. The study included four treatment arms: placebo, 250mg bid, 1000mg bid and 2000mg bid.  The two high dose ELND005 (AZD-103) groups were electively discontinued in 2009 by the companies due to an observed imbalance of serious adverse events, including deaths. No causal relationship could be determined between these higher doses and the events.

Of the 351 subjects who received study drug, a total of 171 subjects received either 250mg bid  or placebo, the rest were in the two discontinued high dose groups. The overall incidence of adverse events in the 250mg bid and placebo groups was 87.5% versus 91.6%; and the incidence of withdrawals due to adverse events was 10.2% versus 9.6%, respectively. The incidence of serious adverse events in the 250mg bid and placebo groups was 21.6% versus 13.3%, but the incidence of serious adverse events that were considered drug related was 2.3% and 2.4%, respectively. The total number of deaths in the study was five and four in the 1000mg bid and 2000mg bid dose groups versus one and zero in the 250mg bid and placebo groups, respectively.  These deaths occurred between August 2008 and November 2009.  The study’s independent safety monitoring committee reviewed the final safety results and continued to conclude that a causal relationship between the deaths and drug could not be determined.

The most common adverse events in the 250mg bid group that were >5% in incidence and double the placebo rate were:  falls (12.5% vs. placebo 6%), depression (11.4% vs. placebo 4.8%), and confusional state (8% vs. placebo 3.6%).  Because our product candidates have been tested in relatively small patient populations and for limited durations, additional adverse events may be observed as their development progresses.

Adverse events caused by any of our product candidates could cause us or regulatory authorities to interrupt, delay or halt clinical trials and could result in the denial of regulatory approval by the FDA or other non-U.S. regulatory authorities for any or all targeted indications. This, in turn, could prevent the commercialization of our product candidates and the generation of revenues from their sale. In addition, if our product candidates receive authorization, marketing approval or other permission and we or others later identify adverse events caused by the product:

•	regulatory authorities may withdraw their authorization, approval, or other permission to test or market the candidate product;

•	we may be required to recall the product, change the way the product is administered, conduct additional clinical trials or change the labeling of the product;

•	a product may become less competitive and product sales may decrease; or

•	our reputation may suffer.

Any one or a combination of these events could prevent us from achieving or maintaining market acceptance or could substantially increase the costs and expenses of commercializing the product candidate, which in turn could delay or prevent us from generating significant revenues from the sale of such products.

We may be subject to costly product liability claims and may not have adequate insurance

The conduct of clinical trials in humans involves the potential risk that the use of our product candidates will result in adverse effects.  We currently maintain product liability insurance for our clinical trials; however, such liability insurance may not be adequate to fully cover any liabilities that arise from clinical trials of our product candidates.  We may not have sufficient resources to pay for any liabilities resulting from a claim excluded from, or beyond the limit of, our insurance coverage.

ADDITIONAL INFORMATION

Additional information relating to the Company, including the Company’s most recently filed Annual Information Form, can be found on SEDAR at www.SEDAR.com.